SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PDF SOLUTIONS, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00015 Per Share

(Title of Class of Securities)

69328210

(CUSIP Number of Class of Securities (Underlying Common Stock))

JOHN K. KIBARIAN

President and Chief Executive Officer

PDF Solutions, Inc.

333 West San Carlos Street, Suite 700

San Jose, California 95110

(408) 280-7900

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Peter Cohn, Esq.

Christine A. McCarthy, Esq.

Orrick, Herrington & Sutcliffe LLP

1020 Marsh Road

Menlo Park, California 94025

(650) 614-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$4,492,885	$250.70

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,138,633 shares of common stock of PDF Solutions, Inc. that have an aggregate value of $4,492,885 as of November 11, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5 equals $55.80 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
	Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.      SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated November 17, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.      SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is PDF Solutions, Inc., a Delaware corporation (“PDF” or the “Company”). PDF’s principal executive office is located at 333 West San Carlos Street, Suite 700, San Jose, CA 95110 and its telephone number is (408) 280-7900. The information in the Offer to Exchange in Part III, Section 10 (“Information Concerning PDF Solutions, Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by PDF to eligible option holders to exchange certain outstanding options to purchase shares of PDF common stock, par value $0.00015 per share (“Common Stock”), for restricted stock rights that will be granted under the PDF Solutions, Inc. 2001 Stock Plan (the “2001 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. As of November 11, 2009, options to purchase approximately 3,138,633 shares of PDF common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.      IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, PDF Solutions, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information About the Directors and Executive Officers of PDF Solutions, Inc.”) is incorporated herein by reference.

ITEM 4.      TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Individuals Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. The information in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.      PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible stock plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(9) and contain information regarding the subject securities.

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ITEM 6.      PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted to reduce the “overhang” as described in the Offer to Exchange and to incentivize and retain employees, consultants and directors providing services to the Company and its subsidiaries. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning PDF Solutions, Inc.”) is incorporated herein by reference.

ITEM 7.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of PDF Solutions, Inc.”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning PDF Solutions, Inc.”) and Section 18 (“Additional Information”), in Item 8 of PDF’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 16, 2009 and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 9, 2009, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning PDF Solutions, Inc.”) is incorporated herein by reference.

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ITEM 11.    ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.    EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated November 17, 2009
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan
(a)(1)(E)	Form of Communication to All Eligible Option Holders
(a)(1)(F)	Email Communication to Certain Officers of PDF Solutions, Inc.
(a)(1)(G)	Form of “Question and Answer” Meeting Announcement
(a)(1)(H)	Copy of PowerPoint Presentation for Eligible Option Holder “Question and Answer” Meeting
(a)(1)(I)	Form of Confirmation of Receipt of Election Form
(a)(1)(J)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(K)	Form of Reminder of Expiration of Option Exchange Offer
(a)(1)(L)	Form of Confirmation of Participation in the Option Exchange Offer
(a)(1)(M)

PDF Solutions, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008, SEC File No. 000-31311, filed with the Securities and Exchange Commission on March 16, 2009 and incorporated herein by reference

(a)(1)(N)

PDF Solutions, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2009, SEC File No. 000-31311, filed with the Securities and Exchange Commission on November 9, 2009 and incorporated herein by reference

(b)	Not applicable
(d)(1)

1996 Stock Option Plan and related agreements (incorporated by reference to Exhibit 10.8 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000)

(d)(2)

1997 Stock Plan and related agreements (incorporated by reference to Exhibit 10.9 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000)

(d)(3)	2001 Stock Plan (incorporated by reference to Exhibit 10.1 to PDF’s Form 10-Q, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 10, 2007)
(d)(4)

Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) (incorporated herein by reference to Exhibit (d)(4) PDF’s Schedule TO, SEC File No. 005-77927, filed with the Securities and Exchange Commission on June 10, 2008)

(d)(5)

Form of Award Agreements under the 2001 Stock Plan (incorporated herein by reference to Exhibit 10.10 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on July 9, 2001)

(d)(6)

Form of Stock Option Agreement under the Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) (incorporated herein by reference to Exhibit (d)(5) PDF’s Schedule TO, SEC File No. 005-77927, filed with the Securities and Exchange Commission on June 10, 2008)

(d)(7)

2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.1 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003)

(d)(8)

Form of Stock Option Agreement, including Addendum to Stock Option Agreement, under the 2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003)

(d)(9)

2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-102509, filed with the Securities and Exchange Commission on January 14, 2003)

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDF SOLUTIONS, INC.
By:	/s/ John K. Kibarian
John K. Kibarian
President and Chief Executive Officer

Dated: November 17, 2009

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated November 17, 2009
(a)(1)(B)	Form of Election Form
(a)(1)(C)	Form of Notice of Withdrawal
(a)(1)(D)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan
(a)(1)(E)	Form of Communication to All Eligible Option Holders
(a)(1)(F)	Email Communication to Certain Officers of PDF Solutions, Inc.
(a)(1)(G)	Form of “Question and Answer” Meeting Announcement
(a)(1)(H)	Copy of PowerPoint Presentation for Eligible Option Holder “Question and Answer” Meeting
(a)(1)(I)	Form of Confirmation of Receipt of Election Form
(a)(1)(J)	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(K)	Form of Reminder of Expiration of Option Exchange Offer
(a)(1)(L)	Form of Confirmation of Participation in the Option Exchange Offer
(a)(1)(M)

PDF Solutions, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008, SEC File No. 000-31311, filed with the Securities and Exchange Commission on March 16, 2009 and incorporated herein by reference

(a)(1)(N)

PDF Solutions, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2009, SEC File No. 000-31311, filed with the Securities and Exchange Commission on November 9, 2009 and incorporated herein by reference

(b)	Not applicable
(d)(1)

1996 Stock Option Plan and related agreements (incorporated by reference to Exhibit 10.8 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000)

(d)(2)

1997 Stock Plan and related agreements (incorporated by reference to Exhibit 10.9 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000)

(d)(3)	2001 Stock Plan (incorporated by reference to Exhibit 10.1 to PDF’s Form 10-Q, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 10, 2007)
(d)(4)

Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) (incorporated herein by reference to Exhibit (d)(4) PDF’s Schedule TO, SEC File No. 005-77927, filed with the Securities and Exchange Commission on June 10, 2008)

(d)(5)

Form of Award Agreements under the 2001 Stock Plan (incorporated herein by reference to Exhibit 10.10 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on July 9, 2001)

(d)(6)

Form of Stock Option Agreement under the Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) (incorporated herein by reference to Exhibit (d)(5) PDF’s Schedule TO, SEC File No. 005-77927, filed with the Securities and Exchange Commission on June 10, 2008)

(d)(7)

2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.1 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003)

(d)(8)

Form of Stock Option Agreement, including Addendum to Stock Option Agreement, under the 2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003)

(d)(9)

2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-102509, filed with the Securities and Exchange Commission on January 14, 2003)

(h)	Not applicable